Exhibit 12.1

Statement Setting Forth Detail for Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Year Ended December 31,
	2006	2007	2008	2009	2010
Fixed charges
Interest expense	$20,082	$21,378	$21,808	$25,416	$24,747

Earnings
Income (loss) before income taxes	$2,802	$(195)	$243	$(4,484)	$1,301
Add: Interest expense	20,082	21,378	21,808	25,416	24,747
Total earnings	$22,884	$21,183	$22,051	$20,932	$26,048

Ratio of earnings to fixed charges	1.1	1.0	1.0	0.8	1.1